August 13, 2012	David L. Ridenour
(202) 339-8560
dridenour@orrick.com
BY HAND DELIVERY

Ms. Katherine W. Hsu
Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Mail Stop 30628
Washington, DC 20549

Re:	Dryrock Issuance Trust
Dryrock Funding LLC
Barclays Bank Delaware
Amendment No. 2 to Registration Statement on Form S-3
File Nos. 333-182087, 333-182087-01 and 333-182087-02

Dear Ms. Hsu:

     For your convenience, enclosed with this letter are three (3) courtesy copies of Amendment No. 2 to the Registration Statement on Form S-3, as filed electronically on August 13, 2012 through the EDGAR filing system, marked to show all changes to Amendment No. 1 to the Registration Statement on Form S-3, as filed on July 26, 2012.

     Please note that confidential treatment requests were separately filed today with the Securities and Exchange Commission Office of the Secretary with respect to Exhibits 99.5 and 99.6.

     Should you have any questions or require additional information, please do not hesitate to contact me at (202) 339-8560.

Sincerely,

/s/ David L. Ridenour

David L. Ridenour
Enclosures